UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			December 31, 2019
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”) is unable to file within the prescribed time period, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 (the “Form 10-Q”).

During the course of preparing its financial statements for the fiscal quarter ended December 31, 2019, the Company identified certain adjustments that are required to be made to its financial statements. These adjustments consist of the following: (i) incorrect allocation of transaction price between equipment revenues and license and transaction fees in connection with a customer contract which resulted in the inappropriate deferral of equipment revenues on hardware devices shipped during the fourth quarter of the fiscal year ended June 30, 2019 and the first quarter of the fiscal year ending June 30, 2020; and (ii) inaccurate accounting treatment of the leasing/rental contracts of its wholly-owned subsidiary,  Cantaloupe Systems, Inc., relating primarily to the fiscal year ended June 30, 2019 and the first quarter of the fiscal year ending June 30, 2020, and which affected cost of goods sold, inventory and property, plant and equipment. These adjustments do not relate to the Audit Committee’s internal investigation which was substantially completed in January 2019. The Company is in the process of analyzing the materiality of these adjustments, including whether the Company would be required to restate any previously issued financial statements. Given the additional time required to complete the Company’s assessment of this matter, the Company is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company believes that it will be in a position to file the Form 10-Q within the five calendar-day extension period provided by Rule 12b-25(b).

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Donald W. Layden, Jr., interim Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒           No ☐

If answer is no, identify report(s).

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒           No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal quarter ended December 31, 2019 and is not able to provide a quantitative description of changes in its results of operations between current and prior periods.

 Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the Company’s expectations that it will file the Form 10-Q within the extension period provided by Rule 12b-25(b); the risk that certain adjustments to the Company’s financial statements are deemed material and that previously issued financial statements of the Company would have to be restated; and the subsequent discovery of additional adjustments to the Company’s previously issued financial statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Company speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	February 11, 2020	By:	/s/ Donald W. Layden, Jr.
Donald W. Layden, Jr. Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).